SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

DrugMax, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262240104 (CUSIP Number)

November 12, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 262240104

1.	Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): 41-1321939 UnitedHealth Group Incorporated
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Minnesota

Number of shares beneficially owned by each reporting person with	5. Sole voting power: 0 6. Shared voting power: 3,256,730 (1) 7. Sole dispositive power: 0 8. Shared dispositive power: 3,256,730 (1)

9.	Aggregate amount beneficially owned by each reporting person: 3,256,730 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares	☐
11.	Percent of class represented by amount in Row 9: 16.2% (2)
12.	Type of reporting person: CO

(1)	These Shares are held by United HealthCare Services, Inc., a wholly owned subsidiary of UnitedHealth Group Incorporated, and include 815,917 Shares subject to Warrants which are currently exercisable.
(2)	Based upon an aggregate of 20,151,985 shares outstanding, which consists of 8,201,886 shares outstanding on November 11, 2004, plus 10,470,507 shares issued to the shareholders of Familymeds Group, Inc. in connection with the Issuer’s merger with Familymeds, plus 663,675 shares of Restricted Stock issued to certain employees and directors in connection with the merger, plus 815,917 shares subject to Warrants.

CUSIP No. 262240104

1.	Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): 41-1289245 United HealthCare Services, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Minnesota

Number of shares beneficially owned by each reporting person with	5. Sole voting power: 3,256,730 (3) 6. Shared voting power: 0 7. Sole dispositive power: 3,256,730 (3) 8. Shared dispositive power: 0

9.	Aggregate amount beneficially owned by each reporting person: 3,256,730 (3)
10.	Check if the aggregate amount in Row (9) excludes certain shares	☐
11.	Percent of class represented by amount in Row 9: 16.2% (4)
12.	Type of reporting person: CO

(3)	Includes 815,917 Shares subject to Warrants which are currently exercisable.
(4)	Based upon an aggregate of 20,151,985 shares outstanding, which consists of 8,201,886 shares outstanding on November 11, 2004, plus 10,470,507 shares issued to the shareholders of Familymeds Group, Inc. in connection with the Issuer’s merger with Familymeds, plus 663,675 shares of Restricted Stock issued to certain employees and directors in connection with the merger, plus 815,917 shares subject to warrants.

Item 1	(a).	Name of issuer: DrugMax, Inc.

Item 1	(b).	Address of issuer’s principal executive offices: 312 Farmington Avenue Farmington, CT 06032

Item 2	(a).	Names of person filing: United HealthCare Services, Inc.

Item 2	(b).	Address of principal business office: 9900 Bren Road East, Minnetonka, MN 55343

Item 2	(c).	Citizenship: Minnesota

Item 2	(d).	Title of class of securities: Common Stock

Item 2	(e).	CUSIP No.: 262240104

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Amount beneficially owned: 3,256,730 (5)

	(b)	Percent of class: 16.2%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 3,256,730 (5)

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 3,256,730 (5)

		(iv)	Shared power to dispose or to direct the disposition of: 0

(5)	Includes 815,917 Shares subject to Warrants which are currently exercisable.

Item 5.	Ownership of 5 percent or Less of a Class: N/A

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2004	UNITED HEALTHCARE SERVICES, INC.

	By	/S/ DAVID J. LUBBEN
David J. Lubben
Secretary and General Counsel

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common stock of DrugMax, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: November 30, 2004	UNITED HEALTHCARE SERVICES, INC.

	By:	/s/ David J. Lubben
David J. Lubben Secretary and General Counsel

UNITEDHEALTH GROUP INCORPORATED

	By:	/s/ David J. Lubben
David J. Lubben Secretary and General Counsel